Exhibit 15.1
Calling of an Extraordinary Shareholders Meeting*
The Board of Directors of “Telvent GIT, S.A.” calls the shareholders for the Extraordinary Shareholders Meeting that will be held at the Company’s corporate headquarters located in Alcobendas (Madrid) at calle Valgrande, 6 on March 16, 2010, at 6:30 p.m. local time, on first call and, as the case may be, the next day in the same place and at the same time, on second call, in accordance with the following:
Agenda

First.-	Approval of the amendment to Article 24 of the Corporate Bylaws (Composition of the Board of Directors) to increase the maximum number of Directors to 12.

Second. -	Re-election or appointment, as the case may be, of Directors.

Third. -	Authorization to the Board of Directors, with the express power of substitution in any of its members, to approve, once or a number of times, the increase of the share capital, in accordance with the provisions of article 153.1.b) of the Spanish Corporation Law and subject to the limits provided in such article, and to delegate to the Board of Directors the power to exclude the pre-emptive subscription right of the shareholders in accordance with the provisions of article 159.2 of the aforesaid Law.

Fourth.-	Delegation to the Board of Directors of the Company, in accordance with article 319 of the Companies Registry Regulation and the general regime on issues of bonds, for a period of three (3) years, and with the express power of substitution in any of its members, the power to issue, once or a number of times, any such fixed interest securities or debt instruments of a similar nature (including, without limitation, debentures, promissory notes or warrants), as well as fixed interest securities or those of any other kind (including warrants) exchangeable into, or entitle to, shares of the Company or of other companies, in the maximum amount of Five Hundred Million Euro (EUR 500 M). For the purposes of calculating this limit, the issues carried out under point five of the agenda will be taken into account.

Fifth.-	Delegation to the Board of Directors of the Company, in accordance with article 319 of the Companies Registry Regulation and the general regime on issues of bonds, for a period of three (3) years, and with the express power of substitution in any of its members, the power to issue, once or a number of times, fixed interest securities convertible into shares of the Company, in the maximum amount of Five Hundred Million Euro (EUR 500 M). For the purposes of calculating this limit, the issues carried out under point four of the agenda will be taken into account. Delegation, with the express power of substitution in any of its members, of the power to establish the criteria for determining the bases and modalities of the conversion and of the power to increase the share capital by the amount necessary to attend to the relevant requests for conversion, as well as the power to exclude the pre-emptive subscription right of the shareholders, in accordance with the provisions of article 293.3 of the Spanish Corporation Law and other applicable legislation.

Sixth.-	Grant of power to the Board of Directors to correct, formalize, execute and/or legalize all documents memorializing the agreements of the shareholders at this meeting.

Seventh.-	Approval, as the case may be, of the minutes of this meeting as may be required by law.
Shareholders of record as of March 8, 2010 are entitled to attend and vote on the matters set forth above. From the date of publication of this notice, the shareholders shall be entitled to obtain, immediately and free of charge, the full text of the resolutions and the Board of Directors’ reports necessaries to approve the resolutions foreseen in the agenda that require the aforesaid reports. Likewise, all shareholders have the right to be informed in accordance with Article 112 of the Spanish Corporation Law and exercise the right in accordance with Article 97.3 of the Spanish Corporation Law.
Shareholders of the Company are permitted to attend the meeting and may vote in person or by proxy in accordance with the Company’s Rules of Procedures of the General Meeting of Shareholders, which can be viewed at http://www.telvent.com/corp/web/en/inversores/gobiernocorporativo/normasinternas/

A proxy card for voting may be found on our website:
http://www.telvent.com/corp/web/en/inversores/gobiernocorporativo/juntaaccionistas/
Proxy cards should be delivered to the Company to the attention of the Secretary to the Board of Directors.
Note: Shareholders are advised that based on experience in previous years, the Extraordinary Shareholders Meeting may foreseeably be held on first call at 6:30 p.m, on March 16, 2010.
In Madrid, on February 15, 2010.

The Secretary to the Board of Directors
Lidia García Páez

*	English translation of notice published in Spain on February 15, 2010.